

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 30, 2025

Bo James Howell
FinTech Law, LLC
6224 Turpin Hills Dr.
Cincinnati, OH 45244

Re: <u>New Age Alpha Funds Trust, et al.; File No. 812-15595</u>

Dear Mr. James Howell:

By Form APP-WD filed with the Securities and Exchange Commission on May 28, 2025, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s Daniele Marchesani

Daniele Marchesani
Assistant Chief Counsel
Chief Counsel's Office

cc: Jill Ehrlich
     Keith Kemp, New Age Alpha Funds Trust & New Age Alpha Variable Funds Trust